SO 3/9/05

05036629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8-66013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIVATE MUNICIPAL ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1352 POWELL AVENUE
(No. and Street)

NORTH MERRICK (City) NY (State) 11566 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT MEISELAS (516) 221-5367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 1612 (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/11

OATH OR AFFIRMATION

I, ROBERT MEISELAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE MUNICIPAL ADVISORS INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DANA M. GRECO
NOTARY PUBLIC, State Of New York
No. 01GR6060933
Qualified In Nassau County
Commission Expires July 2, 20 07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE MUNICIPAL ADVISORS, INC.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

PRIVATE MUNICIPAL ADVISORS, INC.
TABLE OF CONTENTS

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Shareholder
Private Municipal Advisors, Inc.

We have audited the accompanying statements of financial condition of Private Municipal Advisors, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Private Municipal Advisors, Inc. as of December 31, 2003, were audited by other auditors whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Private Municipal Advisors, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and period March 25, 2003 to December 31, 2003 in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BERSON & CORRADO LLP

New York, New York
February 1, 2005

PRIVATE MUNICIPAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2004	2003
ASSETS		
Cash	$ **174,630**	$ 85,388
Other assets	**-.-**	320
	$ **174,630**	$ 85,708
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ **9,344**	$ 13,656
Stockholder's equity		
Common stock - no par value; authorized, issued and outstanding - 200 shares	**500**	500
Additional paid-in-capital	**14,500**	14,500
Retained Earnings	**150,286**	57,052
	165,286	72,052
	$ **174,630**	$ 85,708

See accompanying notes.

PRIVATE MUNICIPAL ADVISORS, INC.

STATEMENTS OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2004		PERIOD March 25, 2003 TO DECEMBER 31, 2003
Revenue				
Private Placement Fees	$	**243,334**	$	13,841
Advisory Fees		**12,000**		2,000
Consulting Fees		**-.-**		116,222
Total revenue		**255,334**		132,063
Expenses				
Officer's Salary		**99,500**		35,000
Payroll taxes		**9,692**		3,076
Total payroll costs		**109,192**		38,076
Data access fees		**6,810**		2,027
Consulting		**-.-**		7,000
Professional fees		**9,510**		14,976
Regulatory dues and fees		**23,512**		5,747
Office		**13,660**		7,232
Total expenses		**162,684**		75,058
Operating income		**92,650**		57,005
Other income (expense)				
Interest income		**690**		47
Franchise taxes		**(106)**		-.-
		584		47
Net income	$	**93,234**	$	57,052

See accompanying notes.

PRIVATE MUNICIPAL ADVISORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	YEAR ENDED DECEMBER 31, 2004	PERIOD March 25, 2003 TO DECEMBER 31, 2003
Balance - January 1,	**$ 72,052**	$ -.-
Net income (loss)	**93,234**	57,052
Capital Contributed	**-.-**	15,000
Balance - December 31,	**$ 165,286**	$ 72,052

See accompanying notes.

PRIVATE MUNICIPAL ADVISORS, INC.

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004	PERIOD March 25, 2003 TO DECEMBER 31, 2003
Cash flows from operations		
Net income	**$ 93,234**	$ 57,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Other assets	**320**	(320)
Accounts payable and accrued expenses	**(4,312)**	13,656
Net cash provided by operating activities	**89,242**	70,388
Cash flows from financing activities		
Capital contributed	**-.-**	15,000
Net cash provided by financing activities	**-.-**	15,000
Increase in cash and cash equivalents	**89,242**	85,388
Cash and cash equivalents - beginning of year/period	**85,388**	-.-
Cash and cash equivalents - end of year/period	**$ 174,630**	$ 85,388

See accompanying notes.

1. Organization and Business Activity

Private Municipal Advisors Inc. (the "company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company specializes in providing consulting support to institutional investors who invest in municipal bonds and leases that are purchased as private placements. The Company was incorporated in the state of New York in March 2003 and is located in the Metropolitan New York City area. Operations commenced in April 2003.

2. Summary of Significant Accounting Policies

Revenue Recognition

Private placement fees are earned and recorded when the transaction is settled. Investors have no obligation to pay the seller of a private placement until all legal, operational, and financial matters regarding the issuance are resolved.

Prior to the Company becoming a member firm in the NASD in December 2003, the Company acted as an exclusive consultant to one investor and earned consulting fees by providing expert advise and operational support related to the investor's management of a portfolio of private placements. Consulting fees were earned and recorded in connection with the completion of the investor's private placement projects. After the Company became a member firm of the NASD, the consulting arrangement was terminated and the investor became a customer of the Company. At the same time, the Company began soliciting other customers for its services.

Income Taxes

The Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and applicable state laws, where by income of the Company is passed directly to the shareholder of the Company throughout the period and is included in accounts payable and incurred stockholders, who are liable for payment of federal and state income taxes.

Use of Estimate in Financial Statements

In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The shareholder incurred expenses on behalf of the Company throughout the period. The amount owed to the shareholder at December 31, 2004 and 2003 was $ -.- and 4,981, respectively and was included in accounts payable and accrued expenses.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company's net capital ratio was 0.10:1.and 0.19:1.0, and its net capital was $165,286 and $71,732 as compared with required net capital of $5,000.

5. Concentrations

During the year ended December 31, 2004, approximately 50% of the revenue earned was from two customers and during the period ended December 31, 2003, substantially all of the revenue earned was from one customer.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year unusually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

PRIVATE MUNICIPAL ADVISORS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2004
Total stockholder's equity	$ 165,286
Deductions and/or charges	
Non-allowable assets	-.-
Net capital before haircuts on securities positions	165,286
Haircuts on securities	-.-
Net capital	165,286
Less: Minimum capital requirements	5,000
Excess net capital	$ 160,286

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 9,344
Aggregate indebtedness	$ 9,344
Ratio of aggregate indebtedness to net capital	0.06:1.0

There were no material differences between the Company's unaudited Net Capital Computation and the Schedule of Computation of the Minimum Capital Requirements.

See accompanying notes.

PRIVATE MUNICIPAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NOT APPLICABLE

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NOT APPLICABLE

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Private Municipal Advisors Inc.

In planning and performing our audit of the financial statements of Private Municipal Advisors Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (" the Commission"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) an net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2004 and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BERSON & CORRADO LLP

New York, New York
February 1, 2005